FINANCIAL STATEMENTS

For the Period ended March 31, 2004

Birch Mountain Resources Ltd.
Consolidated Balance Sheet
	Unaudited 31-Mar-04	Audited 31-Dec-03
Assets
Current
Cash and cash equivalents	1,131,478	1,818,292
Accounts receivable	84,002	52,221
Prepaids and deposits	75,494	59,102
	1,290,974	1,929,615
Property, plant and equipment	193,353	158,482
Mineral exploration costs (Note 3)	1,151,322	336,136
	2,635,649	2,424,233
Liabilities
Current
Accounts payable	592,676	148,786
Shareholders' equity (deficiency)
Share capital (Note 4)	28,977,808	28,598,874
Contributed surplus (Note 5)	138,148	89,957
Deficit	-27,072,983	-26,413,384
	2,042,973	2,275,447
	2,635,649	2,424,233

Birch Mountain Resources Ltd.
Consolidated Statements of Loss and Deficit
For the three months Ended March 31, 2004

	3 Months 31-Mar-04	3 Months 31-Mar-03
Expenses
Amortization	12,654	9,059
Mineral exploration costs	300,314	264,661
Office	38,396	50,305
Professional fees	99,844	2,277
Research costs		2,579
Salaries, management fees and benefits	106,971	120,813
Shareholder services and promotion	60,977	45,316
Stock-based compensation	48,191	-
Loss before the following	667,348	495,011
Interest and other income	-7,749	-2
	-7,749	-2
Loss before income taxes	659,599	495,009
Future income tax recovery		-24,000
Net loss for period	659,599	471,009
Deficit, beginning of period	-26,413,384	-25,855,948
Deficit, end of period	-27,072,983	-26,326,957
Loss per share
Basic and diluted	-0.01	-0.01

Birch Mountain Resources Ltd.
Consolidated Statements of Loss and Deficit
For the three months Ended March 31, 2004

	3 Months 31-Mar-04	3 Months 31-Mar-03
Cash flows from operating activities
Cash paid to suppliers	174,841	-35,441
Cash paid to employees	-227,743	-192-166
Interest income received	7,749	2
Interest paid	968	6,655
	-44,185	-220,950
Cash flows from financing activities
Issuance of common shares for cash	399,625	161,928
Short Term Loan		15,000
	399,625	176,928
Cash flows from investing activities
Purchase of capital assets	-47,525
Mineral exploration costs	-994,730
`	-1,042,255
Increase (decrease) in cash	-686,814	-44,022
Cash at beginning of year	1,818,292	47,782
Cash at end of year	1,131,478	3,760

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the period ended March 31, 2004

1.     Nature of operations and going concern considerations

Birch Mountain Resources Ltd. (the "Company") is in the process of exploring its mineral leases and permits and has not yet determined whether they contain economically recoverable reserves. However, on February 2, 2004, the Company released an independent technical report that indicates the potential for a limestone quarry in the Fort McMurray area.

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going concern basis. This presumes funds will be available to finance ongoing exploration, operations and capital expenditures and permit the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future. The Company has incurred a net loss of $659,599 for the first quarter and as March 31, 2004 an accumulated deficit of $27 million.

The Company is obligated to incur certain levels of expenditures to maintain its rights to continue exploration of certain mineral leases and permits. The Company's ability to continue as a going concern is largely dependent on its success in obtaining sufficient funds to carry out exploration activities on its mineral claims, preserving its interest in the underlying minerals, establishing the existence of economically recoverable mineral reserves, achieving successful results from its research efforts and obtaining the financing to complete the development and achieve future profitable production or, alternatively, upon the Company's ability to dispose of its interests on an advantageous basis.

In the past, the Company has been successful in raising funds in the equity market for exploration, research and operating activities, but there is no assurance that it will be able to do so in the future. If future financing efforts do not meet with success, there is substantial doubt about the ability of the Company to continue as a going concern as it would likely have to dispose of its assets on a less than advantageous basis.

These financial statements do not give effect to any adjustments that might be necessary should the Company be unable to continue its operations as a going concern.

2.     Significant accounting policies

The consolidated financial statements are expressed in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada. The accounting policies followed in preparing these financial statements are those used by the Company as set out in the audited financial statements for the year ended December 31,2003. Certain information and note disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles are not included. These interim financials statements should be read together with the Company's audited consolidated financial statements for the year ended December 31, 2003.

In the opinion of management all adjustments considered necessary for fair presentation have been included in these consolidated financial statements.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the period ended March 31, 2004

3.    Mineral exploration costs

In the first quarter of 2004, the Company applied to convert all or portions of 17 exploration permits to 33 mineral leases. Application and lease costs were $282,956.

Total mineral exploration costs consist of the following:

	31-Mar-04 Capitalized	31-Mar-04 Expensed	31-Mar-03 Expensed

Administration	25,317	10,227	16,519
Assay and geological	5,038		20,429
Consulting
Land lease and permit	1,568	281,388	2,228
Materials, services and drilling	648,727	377	117,780
Rental	120		394
Salaries	112,449	8,322	99,858
Travel and accommodations	21,968		7,450
	815,186	300,314	264,661
Balance - beginning of period	336,136
Balance - end of period	1,151,332

4.    Share capital

The Company is incorporated under the jurisdiction of the Business Corporations Act of Alberta.

Authorized capital

                                    Unlimited number of common voting shares
                                    Unlimited number of preferred shares issuable in series
                                    Unlimited number of non-voting shares

            Common shares

	Number	Amount
Balance December 31, 2003	50,449,085	28,598,874
Issued for cash
Issued on exercise of options	233,750	69,925
Issued on exercise of warrants	659,400	329,700
Share issuance costs		(20,691)
Balance March 31, 2004	51,342,235	28,977,808

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the period ended March 31, 2004

4.    Share capital (continued)

Reserved for issue

Options

The Company has two stock option plans. The original plan was established in 1994 to grant options to directors, officers, employees and consultants of the Company. The plan is administered by the Compensation Committee of the Board of Directors and contains provisions stating that the option period may not exceed 5 years and that the number of common shares issuable on exercise of outstanding stock options may not exceed 10% of the issued and outstanding common shares.

In March 2002, the Board of Directors approved a new stock option plan ("2002 Plan") which was approved by the shareholders at the June 2002 annual general and special meeting. The purpose of the 2002 Plan is to afford persons who provided services to the Company, whether directors, officers, consultants or employees, an opportunity to obtain a proprietary interest in the Company through the purchase of common shares and to aid in attracting, retaining and encouraging the continued involvement of such persons with the Company. The number of common shares reserved for issuance pursuant to the exercise of all options under this plan may not exceed 3,735,211. The plan is administered by the Board of Directors who determine to whom options shall be granted including the terms, pricing and vesting of the grants.

The Company has granted options on common shares as follows:

	Number of Options	Price Range ($)	Weighted Average Price ($)	Expiry Date
December 31, 2003 outstanding	6,365,650	0.22 - 1.36	0.51	2004-2008
Exercised	233,750	0.22 - 0.34	0.30
March 31, 2003 outstanding	6,131,900	0.22 - 1.36	0.46	2004 - 2008

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the period ended March 31, 2004

4. Share capital (continued)

The following summarizes information about stock options outstanding as at March 31, 2004 under both plans:

Number of Shares	Expiry Date	Exercisable at March 31, 2004	Option Price ($)
Original Plan
30,000	July 2004	30,000	1.25
635,000	November 2004	635,000	1.36
169,400	December 2004	200,000	0.50
408,750	January 2006	408,750	0.60
275,000	April 2006	275,000	0.65
1,140,000	March 2007	1,140,000	0.26
2,658,150		2,743,150	0.64

2002 Plan
1,305,000	April 2006	1,305,000	0.34
2,168,750	October 2008	551,875	0.30
3,473,750		1,966,875	0.32
Both Plans 6,131,900		4,710,025	0.46

Warrants

In relation to private placements, the Company has the following warrants outstanding:

	Number of Warrants	Price Range ($)	Weighted Average Price ($)	Expiry Date
December 31, 2003 outstanding	10,779,581	0.5	0.5	2004
Exercised	659,400	0.5	0.5	2004
March 31, 2004 outstanding	10,120,181	0.5	0.5	2004

The Company extended the expiry date of warrants that were scheduled to expire in 2003, until 2004.

5.    Stock-based compensation

During 2003, stock-based compensation recognized under the fair value method was $266,723 for options to employees directors and officers and $26,967 for options to advisors. These amounts are amortized over their vesting periods and at December 31, 2003, $200,042 and $3,691 were unamortized.

During the quarter ended March 31, 2004, in accordance with the vesting periods, $44,500 and $3,691 respectively were recorded as stock-based compensation with a corresponding credit to contributed surplus. The remaining unamortized balance of $155,542 will be expensed during the year.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the period ended March 31, 2004

6.    Related-party transactions

The Company had the following transactions with related parties at March 31, 2004

  Included in shareholder services and promotion are amounts of $5,031 (2003 - $1,469) net of third party expenses paid to a company controlled by the spouse of a director.

  Included in professional fees is $13,271 (2003 - $103) of consulting and legal fees paid to a company owned by an officer.

  Included in professional fees is $33,239 (2003 - $5,971) of legal fees paid to firms in which officers are partners.

  Included in accounts payable is $ 26,094 (2003 - $76,777) relating to these transactions.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7.    Segmented information

The Company's principal business segment is the acquisition and exploration of mineral leases and permits. The Company also engages in research of mineral technology and in 2002 established an industrial mineral division to pursue the development of its limestone property. The Company's activities are focused on Western Canada.

	Mineral	Mineral	Industrial	Corporate	Total
	Exploration	Technology	Minerals
March 2004
Revenue				7,749	7,749
Expense	300,314			367,034	667,348
Loss	(300,314)	-	-	(359,285)	(659,599)
Assets	13,820		1,201,298	1,420,531	2,635,649
March 2003					-
Revenue				2	2
Expense	45,155	2,579	219,509	227,771	495,014
Loss	(45,155)	(2,579)	(219,509)	(227,769)	(495,012)
Assets	67,769			164,950	232,719

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the period ended March 31, 2004

8.    Material differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principals (GAAP) in Canada. Significant differences between GAAP in Canada and the United States that would have an effect on these consolidated financial statements are as follows:

(a)	The balance of any unspent funds raised under a flow-through arrangement is considered restricted cash under U.S. GAAP and would require separate disclosure on the face of the balance sheet. In addition, such restricted amounts would not be considered cash and cash equivalents for cash flow reporting purposes. The amount of such restricted cash applicable to future flow-through expenditures included in the balance sheet was $1,135,907 (December 31, 2003 - $1,951,093).

(b)	Mineral exploration costs are accounted for in accordance with Canadian GAAP as discussed in Note 2 to the year-end audited financial statements. For U.S. GAAP purposes, the Company expenses exploration costs relating to unproven mineral leases and permits as incurred as well as acquisition costs for leases and permits that do not provide for unrestricted exploration. Any write-down of capitalized exploration costs would be considered an operating expense and included in the determination of operating loss for the period in which the write down occurred. With the adoption of the policy for accounting for mineral exploration costs described in Note 3 to the year end audited financial statements, the Company's treatment of mineral exploration costs was similar to the treatment under U.S. GAAP, resulting in no material differences for 2002 and 2001. For 2003 and onwards, the capitalization of expenditures under Canadian GAAP would be expensed as operating costs under U.S. GAAP.

For U.S. GAAP cash flow statement purposes, mineral exploration costs would be shown under operating activities rather than under investing activities.

(c)	Future income taxes, related to flow-through shares for renunciation of qualified resource expenditures, are treated as a cost of issuing those securities for Canadian GAAP. For U.S. GAAP, these costs are included in the future tax provision.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the period ended March 31, 2004

8.     Material differences between Canadian and United States generally accepted accounting principles (continued)

If these consolidated financial statements were prepared in accordance with U.S. GAAP, the impact on the balance sheets would be as follows:

	March 31, 2004	December 31, 2003
Deficit under Canadian GAAP	27,072,983	26,413,384
Exploration expenditures capitalized	1,151,322	336,136
Future income taxes	2,327,189	2,327,189
Deficit under U.S. GAAP	30,551,494	29,076,709

In addition, the impact on the consolidated statements of loss would be as follows:
	March 31, 2004	December 31, 2003
Net loss for the period under Canadian GAAP	659,599	471,009
Exploration expenditures	815,186	-
Future income taxes	-	24,000
Net loss for the period under U.S. GAAP	1,474,785	495,009
Loss per share under U.S. GAAP
Basic	(0.03)	(0.01)

For U.S. GAAP purposes, the Company has adopted APB Opinion No.25, Accounting for Stock Issued to Employees (APB 25), to account for stock based compensation to employees and directors using the intrinsic value-based method whereby compensation cost is recorded for the excess, if any, of the quoted market price, at the date granted. As at December 31, 2003, no compensation cost has been required to be recorded for any period under this method, as the option price has been equal to the market price on the date of the grant.

The Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), issued in October 1995, requires the use of the fair value-based method of accounting for stock options. Under this method, compensation cost is measured at the date of grant based on the fair value of options granted and is recognized over the vesting period. These costs were calculated in accordance with the Black-Scholes option pricing model assuming no dividends are paid, annual risk-free interest rate of 4.5% to 5%, and expected volatility of 12% to 35% and an expected life of five years.

Had the Company adopted SFAS 123 for its U.S. GAAP disclosure, the following net losses would have been reported. Beginning in 2003, the fair value of the options granted is included in the net loss. The fair value was estimated at the date of grant using the Black-Scholes option pricing model assuming a risk-free interest rate of 3.9%, an expected life of three years and expected volatility of 65%. The stock-based compensation included in the net loss at March 31, 2004 was $48,191 (March 31, 2004 - NIL).

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the period ended March 31, 2004

8.     Material differences between Canadian and United States generally accepted accounting principles (continued)

	March 31, 2004	March 31, 2003
Net loss for the year under U.S. GAAP	1,426,595	495,009
Pro-forma stock compensation		-
Pro-forma loss for the year under U.S. GAAP	1,426,595	495,009
Loss per share under U.S. GAAP
Basic	(0.03)	(0.01)

BIRCH MOUNTAIN RESOURCES LTD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

May 27, 2004.
BIRCH MOUNTAIN RESOURCES LTD.

/s/ Donald L. Dabbs
DONALD L. DABBS
Vice President and CEO